SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

THERMO FISHER SCIENTIFIC INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2.50% CONVERTIBLE SENIOR NOTES DUE 2023
(Title of Class of Securities)

338032 AW 5
338032 AP 0
(CUSIP Numbers of Class of Securities)

Seth H. Hoogasian
Senior Vice President, General Counsel and Secretary
81 Wyman Street
Waltham, Massachusetts 02451
(781) 622-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With copies to:

Hal J. Leibowitz	Stuart R. Nayman
Wilmer Cutler Pickering Hale and Dorr LLP	Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street	399 Park Avenue
Boston, Massachusetts 02109	New York, New York 10022
(617) 526-6000	(212) 230-8800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$574,462,998.74	$32,055.04

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) of Thermo Fisher Scientific Inc. (the “Company”) outstanding as of November 12, 2009 will be purchased pursuant to the Offer at a purchase price of $1,944.96 per $1,000 principal amount of Convertible Notes, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on November 6, 2009. The final purchase price per $1,000 principal amount of Convertible Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated November 13, 2009. As of November 12, 2009, there were Convertible Notes outstanding in an aggregate principal amount of $295,360,000.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.00005580.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT
     This Issuer Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed with the Securities and Exchange Commission (the “SEC”) by Thermo Fisher Scientific Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 2.50% Convertible Senior Notes due 2023 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 13, 2009 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which is attached as an exhibit to this Schedule TO. The Offer will expire at 12:00 midnight, New York City time, at the end of Thursday, December 17, 2009, unless the Offer is extended or earlier terminated by the Company (as may be extended by the Company, the “Expiration Date”).
     Upon the terms and subject to the conditions of the Offer, holders of Convertible Notes who validly tender and do not validly withdraw their Convertible Notes prior to 12:00 midnight, New York City time, at the end of the Expiration Date, will receive, for each $1,000 principal amount of such Convertible Notes, a cash purchase price equal to the sum of (i) the Average VWAP (as defined in the Offer to Purchase) multiplied by 42.1372 (which is the number of shares of the Company’s common stock currently issuable upon conversion of $1,000 principal amount of Convertible Notes) plus (ii) a fixed cash amount of $56.50, provided that in no event will the purchase price per $1,000 principal amount of such Convertible Notes be less than $1,474.8020. In addition, holders will receive in respect of their Convertible Notes that are accepted for purchase accrued and unpaid interest on such Convertible Notes to, but excluding, the settlement date of the Offer. All amounts payable pursuant to the Offer will be rounded to the nearest cent.
     The Company will determine the final purchase price promptly after the close of trading on the New York Stock Exchange on the Expiration Date. The Company will announce the final purchase price no later than 4:30 p.m., New York City time, on the Expiration Date, and the final purchase price will also be available by that time at http://www.gbsc-usa.com/Thermo_Fisher and from Global Bondholder Services Corporation, the Information Agent for the Offer.
     Information set forth in the Offer to Purchase is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided herein.
Item 1. Summary Term Sheet.
     The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated herein by reference.
Item 2. Subject Company Information.
     (a) Name and Address. The issuer is Thermo Fisher Scientific Inc., a Delaware corporation. The mailing address of the Company’s principal executive office is 81 Wyman Street Waltham, Massachusetts 02451. The Company’s telephone number at that address is (781) 622-1000.
     (b) Securities. The subject securities are the Company’s 2.50% Convertible Senior Notes due 2023. As of November 12, 2009, there were Convertible Notes outstanding in an aggregate principal amount of $295,360,000.
     (c) Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “The Offer—Market and Recent Prices for the Convertible Notes and the Common Stock” is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) Name and Address. The filing person and issuer is Thermo Fisher Scientific Inc., a Delaware corporation. The mailing address of the Company’s principal executive office is 81 Wyman Street Waltham,

Massachusetts 02451. The Company’s telephone number at that address is (781) 622-1000. As required by General Instruction C to Schedule TO, the table below names all of the directors and executive officers of the Company. No single person or group of persons controls the Company. The business address and telephone number of each director and executive officer is: c/o Thermo Fisher Scientific Inc., 81 Wyman Street Waltham, Massachusetts 02451, telephone number (781) 622-1000.

Name	Position
Jim P. Manzi	Director, Chairman of the Board of Directors
Michael A. Bell	Director
Tyler Jacks, PhD	Director
Stephen P. Kaufman	Director
Judy C. Lewent	Director
Thomas J. Lynch	Director
Peter J. Manning	Director
William G. Parrett	Director
Michael E. Porter	Director
Scott M. Sperling	Director
Elaine S. Ullian	Director
Marc N. Casper	Director, President and Chief Executive Offer
Gregory J. Herrema	Senior Vice President
Seth H. Hoogasian	Senior Vice President, General Counsel and Secretary
Peter E. Hornstra	Vice President and Chief Accounting Officer
Alan J. Malus	Senior Vice President
Edward A. Pesicka	Senior Vice President
Stephen G. Sheehan	Senior Vice President, Human Resources
Yuh-Geng Tsay	Senior Vice President
Peter M. Wilver	Senior Vice President and Chief Financial Officer
Item 4. Terms of the Transaction.
     (a) Material Terms. The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:
•	“Summary Terms of the Offer”;

•	“The Offer—Principal Amount of Convertible Notes; Price”;

•	“The Offer—Procedures for Tendering the Convertible Notes”;

•	“The Offer—Withdrawal Rights”;

•	“The Offer—Purchase of the Convertible Notes; Payment of Purchase Price”;

•	“The Offer—Conditions of the Offer”;

•	“The Offer—Market and Recent Prices for the Convertible Notes and the Common Stock”;

•	“The Offer—Source and Amount of Funds”;

•	“The Offer—Extension of the Offer; Termination; Amendment;

•	“Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Offer”;

•	“Purposes, Effects and Plans—Accounting Treatment of Repurchases of the Convertible Notes in the Offer”; and

•	“Purposes, Effects and Plans—Material United States Federal Income Tax Consequences”.
     (b) Purchases. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Agreements Involving the Company’s Common Stock
     The Company has entered into the following agreements involving its common stock (each of which is filed as an exhibit to this Schedule TO): (a) Rights Agreement, dated as of September 15, 2005, between the Company (formerly known as Thermo Electron Corporation) and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate; and (b) Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent.
Agreements Involving the Convertible Notes
     The Convertible Notes were initially issued by Fisher Scientific International Inc., a Delaware corporation (“Fisher Scientific”), on July 7, 2003, pursuant to the Indenture, dated as of July 7, 2003 (the “Initial Indenture”), between Fisher Scientific and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (the “Trustee”), as amended by the First Supplemental Indenture, dated as of May 9, 2005 (the “First Supplemental Indenture”), between Fisher Scientific and the Trustee, the Letter Agreement, dated as of May 9, 2005 (the “Letter Agreement”), between Fisher Scientific and the Trustee and the Second Supplemental Indenture, dated as of November 9, 2006, among the Company, Fisher Scientific and the Trustee (the “Second Supplemental Indenture” and collectively, with the Initial Indenture, the First Supplemental Indenture and the Letter Agreement, the “Indenture”).
     In connection with the merger of the Company and Fisher Scientific Inc. in November 2006, the Company entered into the Second Supplemental Indenture, pursuant to which the Company fully and unconditionally agreed to perform all obligations under the Indenture and the Convertible Notes, jointly and severally, with Fisher Scientific and the Convertible Notes became convertible, upon the terms and conditions set forth in the Indenture and the Convertible Notes, into shares of the Company’s common stock. Each of the Initial Indenture, the First Supplemental Indenture, the Letter Agreement and the Second Supplemental Indenture is filed as an exhibit to this Schedule TO.
     The information set forth in the Offer to Purchase in the sections entitled “The Offer—Persons Employed in Connection with the Offer”, “The Offer—Security Ownership” and “Purposes, Effects and Plans—Material Differences in the Rights of Convertible Note Holders as a Result of the Offer” is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) The information set forth in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Purposes of the Offer” is incorporated herein by reference.
     (b) The information set forth in the Offer to Purchase in the section entitled “Purposes, Effects and Plans—Retirement and Cancellation” is incorporated herein by reference.
     (c)(1)-(2) Not Applicable.

(c)(3)	In addition to the purchase of Convertible Notes pursuant to the Offer, to the extent permitted by applicable law (including Rules 14e-5 and 13e-4 under the Exchange Act), the Company reserves the right to issue shares of its common stock or debt securities and to utilize a portion of its available cash balances to purchase, redeem or otherwise retire shares of its common stock or debt securities from time to time.
     (c)(4)-(10) Not Applicable.
Item 7. Source and Amount of Funds or Other Consideration.
     (a) Source of Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.
     (d) Borrowed Funds. The information set forth in the Offer to Purchase in the section entitled “The Offer—Source and Amount of Funds” is incorporated herein by reference.
Item 8. Interest in the Securities of the Subject Company.
     (a) Security Ownership. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offer to Purchase in the section entitled “The Offer—Security Ownership” is incorporated herein by reference.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
     (a) The information set forth in the Offer to Purchase in the sections entitled “The Offer—Persons Employed in Connection with the Offer” and “The Offer—No Recommendation” is incorporated herein by reference.
Item 10. Financial Statements.
     (a) Not applicable.
     (b) Not applicable.
Item 11. Additional Information.
     (a) Not Applicable.
     (b) The information contained in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.
Item 12. Exhibits.
     The following are attached as exhibits to this Schedule TO:

(a)(1)(i)	Offer to Purchase, dated November 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release, dated November 13, 2009.*

(b)(1)	Credit Agreement, dated as of August 29, 2006, among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 1, 2006 and incorporated herein by reference).

(d)(1)	Rights Agreement, dated as of September 15, 2005, between the Company (formerly known as Thermo Electron Corporation) and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 16, 2005 and incorporated herein by reference).

(d)(2)	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Company’s Registration Statement on Form 8-A/A (File No. 1-8002) filed with the SEC on May 12, 2006 and incorporated herein by reference).

(d)(3)	Indenture, dated as of July 7, 2003, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.11 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (File No. 333-104361) filed with the SEC on July 10, 2003 and incorporated herein by reference).

(d)(4)	First Supplemental Indenture, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(5)	Letter Agreement, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(6)	Second Supplemental Indenture, dated as of November 9, 2006, among the Company, Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on November 14, 2006 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13. Information Required by Schedule 13E-3.
     (a) Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERMO FISHER SCIENTIFIC INC.
By:	/s/ Seth H. Hoogasian
	Name:	Seth H. Hoogasian
	Title:	Senior Vice President, General Counsel and Secretary

Date: November 13, 2009

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated November 13, 2009.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Voluntary Offering Instructions.*

(a)(1)(iv)	Form of Notice of Withdrawal.*

(a)(5)(i)	Press Release, dated November 13, 2009.*

(b)(1)	Credit Agreement, dated as of August 29, 2006, among the Company, as borrower, Bank of America, N.A., as administrative agent and swing line lender, Bank of America, N.A. and Barclays Bank PLC, as L/C issuers, the several banks and other financial institutions or entities from time to time parties thereto, as lenders, Banc of America Securities LLC and Barclays Capital, as joint lead arrangers and joint book managers, Barclays Bank PLC, as syndication agent, and ABN AMRO Bank, N.V., Deutsche Bank Securities, Inc., and JP Morgan Chase Bank, N.A., as documentation agents (filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 1, 2006 and incorporated herein by reference).

(d)(1)	Rights Agreement, dated as of September 15, 2005, between the Company (formerly known as Thermo Electron Corporation) and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A, the Terms of Series B Junior Participating Preferred Stock, and as Exhibit B, the Form of Rights Certificate (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on September 16, 2005 and incorporated herein by reference).

(d)(2)	Amendment No. 1 to the Rights Agreement, dated as of May 7, 2006, between the Company and American Stock Transfer & Trust Company, as Rights Agent (filed as Exhibit 1.1 to the Company’s Registration Statement on Form 8-A/A (File No. 1-8002) filed with the SEC on May 12, 2006 and incorporated herein by reference).

(d)(3)	Indenture, dated as of July 7, 2003, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.11 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (File No. 333-104361) filed with the SEC on July 10, 2003 and incorporated herein by reference).

(d)(4)	First Supplemental Indenture, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(5)	Letter Agreement, dated as of May 9, 2005, between Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company.*

(d)(6)	Second Supplemental Indenture, dated as of November 9, 2006, among the Company, Fisher Scientific International Inc. and The Bank of New York Mellon, as successor trustee for J.P. Morgan Trust Company (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K (File No. 1-8002) filed with the SEC on November 14, 2006 and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith